Exhibit 99.1

Press Release
FOR IMMEDIATE RELEASE

 LABOPHARM ANNOUNCES COMPLETION OF
JOINT VENTURE WITH ANGELINI

Laval, Québec (May 20, 2010) - Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that it has completed the previously announced transaction to establish a joint venture with Gruppo Angelini.  The joint venture, Angelini Labopharm, will launch OLEPTRO™, Labopharm’s novel once-daily formulation of trazodone indicated for the treatment of major depressive disorder in adults, in the U.S. in the third quarter of this year.

Terms of the joint venture agreement will be available in Labopharm’s related regulatory filings with SEDAR and EDGAR.

About Labopharm Inc.

Headquartered in Laval, Canada with US offices in Princeton, New Jersey, Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 19 countries around the world, including the U.S., Canada, major European markets, South Korea and Australia. Its second product, OLEPTRO™, a novel formulation of trazodone for the treatment of major depressive disorder in adults, has received regulatory approval in the U.S. and is under regulatory review in Canada.  Labopharm has initiated the European regulatory approval process for its third product, a twice-daily formulation of tramadol-acetaminophen. The Company also has a pipeline of follow-on products in both pre-clinical and clinical development.

This press release contains forward-looking statements, including statements concerning the ability of the joint venture to timely launch and market OLEPTRO™ in the United States, which reflect the Company's current expectations regarding future events. These forward-looking statements involve risks and uncertainties, many of which are beyond the Company’s control. Actual events could differ materially from those projected herein and depend on a number of risks and uncertainties, including risks relating to the Company’s lack of experience in selling, marketing or distributing its products, risks related to the market acceptance of the Company’s products and the speed of adoption by clinicians, risks related to intellectual property protection and potential infringement of third-party rights, risks related to research and development of pharmaceutical products and regulatory approvals, and risks associated with intense competition in the pharmaceutical industry generally. For additional disclosure regarding these and other risks faced by Labopharm Inc., see the disclosure contained in its public filings in the U.S. with the Securities and Exchange Commission (SEC) and in Canada with the Canadian Securities Administrators (CSA), available on the Investor Relations section of the Company’s website at www.labopharm.com and on the SEC's website at www.sec.gov and on the CSA’s website at www.sedar.com. Investors are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, the Company undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events, or circumstances or otherwise.

OLEPTRO™ is a trademark of Labopharm Inc.

For more information, please contact:
At Labopharm Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207

For Investor Relations Inquiries:
Lawrence Chamberlain
Investor Relations
Tel:  (416) 815-0700
lchamberlain@equicomgroup.com

For Media Inquiries (Labopharm)
Michael Parks
Vox Medica, Inc.
Tel: (267) 885-3066
mparks@voxmedica.com

###